Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

April 7, 2015

FOR INSTITUTIONAL USE ONLY

NOT FOR FURTHER DISTRIBUTION

NOT FOR USE WITH RETAIL INVESTORS

VQT

Barclays ETN+ S&P VEQTOR™ ETN

March 2015

BARCLAYS

FOR INSTITUTIONAL USE ONLY. NOT FOR FURTHER DISTRIBUTION. NOT FOR USE WITH RETAIL INVESTORS

Barclays ETNs ETN+

Features of Exchange-Traded Notes (ETNs):

– Senior, unsecured debt securities

– Can be listed and traded on an exchange

– Provide investors with a return linked to the performance of an index, less fees An investment in the ETNs involves significant risks and may not be suitable for all investors.

Barclays Bank PLC is a leading issuer of ETNs in the United States:

– 32% market share1 with $8.4bn notional outstanding across 83 products in a variety of asset classes, including:

– Commodities

– Equity / volatility

– FX

– Rates

– Includes:

– iPath® ETN suite

1. As of 01/30/2015.–Source: ETN+ Bloomberg. suite

For more information about the risks related to an investment in the ETNs, see “Selected Risk Considerations” at the end of this document and “Risk Factors” in the applicable prospectus supplement and pricing supplement.

2 | VQT – Barclays ETN+ S&P VEQTOR™ ETN

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VQT: Barclays ETN+ S&P VEQTOR™ Index ETN+

Barclays ETN+ S&P VEQTOR™ ETN (VQT) listed on the NYSE Arca Exchange

Launched in August 2010

Attracted $625 million of investor assets since launch1

Provides return linked to the S&P 500® Dynamic VEQTOR™ Total Return Index (the “VEQTOR™ Index”)2

No tracking error3 to the index (before investor fees: 0.95% per year)4

Potential Benefits / Applications:

Seeks to provide broad US equity exposure with an implied dynamic volatility hedge May be more suitable as a long term investment than volatility alone:

– Methodology aims to increase equity exposure and decrease volatility exposure during low volatility environments Operationally efficient:

– Avoids direct management of index components: rebalancing within the index and without incurring transaction costs

– Rule-based allocation methodology

1. As of 03/31/2015. Source: Barclays.

2. The index was launched on November 18, 2009 and is sponsored by S&P Dow Jones Indices, LLC.

3. Tracking error refers to the under/over performance differential of the indicative value of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

4. The investor fee is calculated on a daily basis in the following manner: The investor fee on the initial valuation date will be equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.95% times the closing indicative note value of your securities on the immediately preceding calendar day times the closing level of the VEQTOR™ Index on such calendar day divided by the closing level of the VEQTOR™ Index on the immediately preceding calendar day (or, if such day is not an index business day, the such quotient will equal one) divided by 365. Because your notes are subject to an investor fee, the return on the VEQTOR™ ETNs will always be lower than the total return on a direct investment in the VEQTOR™ Index.

3 | VQT – Barclays ETN+ S&P VEQTOR™ ETN

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The VEQTOR™ Index ETN+

The VEQTORTM Index offers broad equity market exposure with an implied volatility hedge, by dynamically allocating between:

The majority of the notional value of the VEQTOR™ Index is usually Equity allocated to the S&P 500® Total Return Index, a broad representation of the largest market cap stocks listed in the United States.

The VEQTOR™ index seeks to provide a “volatility hedge” by

Implied dynamically allocating part of the notional value to the S&P 500® VIX Volatility* FuturesTM Total Return Index.

The VEQTOR™ index includes a “stop loss” mechanism that shifts the Cash entire notional investment to an interest-bearing cash investment if the performance of the index over the previous 5 business days falls by 2% or more.

*Implied volatility is a market estimate of the volatility an asset will realize over a future period of time, calculated by reference to the market price of listed options on the asset.

4 | VQT – Barclays ETN+ S&P VEQTOR™ ETN

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Index Performance ETN+

220

S&P 500 ® TR Index

200

VEQTOR™ Index

180 160 140 120 100

80

Nov-09 Apr-10 Sep-10 Feb-11 Jul-11 Dec-11 May-12 Oct-12 Mar-13 Aug-13 Jan-14 Jun-14 Nov-14

Performance Comparison History Segmented by Market Cycle

S&P 500® TR VEQTOR™ (each section taken from high/low in S&P monthly levels)

Index Index Period and market environment S&P 500® VEQTOR™

Return YTD 0.95% -2.69% TR Index Index Annualized Return 1Y 12.73% 1.70% 11/18/09—6/30/10: Uncertainty after credit crisis -6.0% -4.6% Annualized Return since inception 14.67% 6.87% 7/1/10 – 7/31/11: Bull Market 28.3% 6.5% Annualized Volatility1 15.87% 8.91% 8/1/11 to 9/30/11: Euro crisis, US downgrade -11.7% 14.1% Correlation2 vs S&P 500® TR Index 100.00% 63.27% 10/1/11 to 12/31/2014 Bull Market 95.2% 27.5%

Source: Bloomberg, 11/18/2009 – 03/31/2015. Correlation based on daily returns.

1. Annualized Volatility is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data, it may not predict variability on annualized future performance.

2. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.

Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.

5 | VQT – Barclays ETN+ S&P VEQTOR™ ETN

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The VIX® Index ETN+

The CBOE Volatility Index® (the “VIX® Index”) measures the market’s expectation of 30-day S&P 500® volatility based on prices of near term S&P 500® put and call options.

Historically, negatively correlated to the performance of the S&P 500®.

Correlation is convex: greater reaction to large decreases in the equity market than to market increases.

Weekly returns Comparison 1/5/2001—03/31/2015

4,500 70 50%

4,000 60 40%

30% dex 3,500 50 urns

In 20%

3,000 40 Ret TR Index

10% 2,500 30 VIX Index 500 0% 2,000 20 VIX®

S&P -10%

1,500 10 -20% 1,000 0

-30%

2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 -10% -5% 0% 5% 10% 15%

S&P 500 ® TR Index VIX ® Index

S&P 500® TR Index Returns

Source: Bloomberg, 1/3/2001- 03/31/2015.

Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index.

6 | VQT – Barclays ETN+ S&P VEQTOR™ ETN

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How to invest in volatility ETN+

The VIX® Index is not directly investable.

Volatility exposure can be obtained through the S&P 500 VIX Short-Term FuturesTM Index TR

– Daily-rolling long position in first and second month futures contracts on the VIX® Index

However, an investment linked to the S&P 500 VIX Short-Term Futures™ can be expensive to hold: Hypothetical roll cost* of VIX® futures

– In normal markets, 2nd month VIX® futures tend to have a higher price than front-month futures

– This generates a loss when rolling over from 1st to Prices

2nd month futures Buy 2nd month futures

The VEQTOR™ Index dynamically allocates its Futures Roll Cost notional equity and volatility exposures, seeking to: VIX® Sell 1st month futures

– Increase equity allocation and reduce volatility allocation during low volatility markets

0 1 2 3 4

– Reduce equity allocation and increase volatility Time to Expiration (Months) allocation during high volatility markets

FOR ILLUSTRATIVE PURPOSES ONLY .

*In the context of investment strategies in the futures markets, “roll cost” is commonly referred to describe the returns that occur under and below the changes in the spot returns. See appendix for further details.

Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.

7 | VQT – Barclays ETN+ S&P VEQTOR™ ETN

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VEQTOR™: dynamic volatility allocation

ETN+

In an attempt to anticipate changes in the volatility environment, two signals are monitored on a daily basis:

1. Annualized 1-month realized volatility* of the S&P 500® Index
2. Trend of the implied volatility (calculated by reference to 5-day and 20-day moving average of the VIX® Index)

Realized Volatility Environment Signal

1-month realized volatility of the S&P 500® Index

Implied Volatility Trend Signal

5-day and 20-day moving averages of the VIX® Index

Based on the above signals, the index dynamically allocates to notional equity and volatility exposure, seeking to provide:

- Lower volatility exposure during low or decreasing volatility periods
- Higher volatility exposure during high or increasing volatility periods

Target Equity / Volatility Index Allocation			
Realized Volatility Environment	Implied Volatility **Downtrend**	No Implied Volatility **Trend**	Implied Volatility **Uptrend**
< 10%	97.5% / 2.5%	97.5% / 2.5%	90% / 10%
10% to 20%	97.5% / 2.5%	90% / 10%	85% / 15%
20% to 35%	90% / 10%	85% / 15%	75% / 25%
35% to 45%	85% / 15%	75% / 25%	60% / 40%
≥ 45%	75% / 25%	60% / 40%	60% / 40%

"Stop loss" mechanism:

- On any day, if the Index level has fallen by 2% or more over the previous 5 business days, the entire notional value of the index is shifted to a Interest-bearing cash investment at the close of the following business day

STOP LOSS

Under certain circumstances, the entire allocation of equity and volatility may be shifted into a notional cash investment

*Realized volatility is a historical calculation of the degree of movement of the price of an asset over a period of time, based on prices of the asset observed daily in the market over a specified period.

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Historical Index Allocations ETN+

The following chart represents the historical performance of the VEQTORTM Index since

100% 325,000 90% 300,000 80% TR

275,000

70% Index

60% ation 250,000 OR

50%

225,000

Alloc 40% VEQT

30% of 200,000

20% Level

10% 175,000

0% 150,000 Nov-09 Apr-10 Sep-10 Feb-11 Jul-11 Dec-11 May-12 Oct-12 Mar-13 Aug-13 Jan-14 Jun-14 Nov-14

Volatility Allocation Equity Allocation Cash Allocation VEQTOR™ Index

Source: Bloomberg, 11/18/2009 -03/31/2015.

Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.

9 | VQT – Barclays ETN+ S&P VEQTOR™ ETN

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FOR INSTITUTIONAL USE ONLY. NOT FOR FURTHER DISTRIBUTION. NOT FOR USE WITH RETAIL INVESTORS.

Accessing VQT ETN+

Online

ETN+ Website: www.etnplus.com

ETN+ VQT Product Page: http://www.etnplus.com/vqt

Bloomberg:

VQT Product Page: VQT <Equity> DES <GO> Intraday Indicative Value VQT.IV <Index> <GO> Underlying Index: SPVQDTR <Index> <GO>

Sales Contacts:

Barclays ETNs: +1-212-528-7990 RIA Coverage team +1-212-528-4930 Insurance Coverage team +1-212-528-8021 Private Bank / Wealth team +1-212-528-6248

Additional Contacts:

Investor Relations: +44 (0)20 7773 2269

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Appendix ETN+

Page

Index Calculation 12-15 Roll Yield / Cost 16 VEQTORTM Index: monthly returns 17

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Index Calculation—step I ETN+

Step 1: Determine the Realized Volatility

Environment Realized Volatility Environments

Less than 10%

On a daily basis, the Index uses the annualized one-

® 10-20%

month realized volatility level of the S&P 500 Index 20-35% as the indicator of realized volatility environment

35-45%

Realized volatility is classified into one of five >45% environments:

100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%

Nov-09 Mar-10 Jul-10 Nov-10 Mar-11 Jul-11 Nov-11 Mar-12 Jul-12 Nov-12 Mar-13 Jul-13 Nov-13 Mar-14 Jul-14 Nov-14 Mar-15

0-10% 10-20% 20-35% 35-45% >45% 22-days Realized Vol

Source: Bloomberg, 11/18/2009 – 03/31/2015.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Index Calculation—step II ETN+

Step 2: Determine the Implied Volatility

Trend Implied Volatility Trends

On a daily basis, the 5-day and 20-day moving For 10 consecutive

Trend

averages of the VIX® Index are observed business days:

An implied volatility trend is established if the 5-day 5-day avg < 20-day avg Downtrend moving average is above or below the 20-day moving 5-day avg ? 20-day avg Uptrend average for a period of 10 consecutive business days

Neither No trend

100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0%

Nov-09 Mar-10 Jul-10 Nov-10 Mar-11 Jul-11 Nov-11 Mar-12 Jul-12 Nov-12 Mar-13 Jul-13 Nov-13 Mar-14 Jul-14 Nov-14 Mar-15

Uptrend No Trend Downtrend VIX Index

Source: Bloomberg, 11/18/2009 – 03/31/2015.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Index Calculation—step III ETN+

Step III: Determining target weightings of equity and volatility components:

At the close of each business day, based on the realized volatility environment and the implied volatility trend, the weightings of each of the equity and volatility components for the following days are allocated as follows:

Implied Volatility Trend

Implied Volatility

No Implied Volatility Trend Implied Volatility Uptrend Downtrend Target Target Target Target Target Target Equity Volatility Equity Volatility Equity Volatility Realized Volatility Allocation Allocation Allocation Allocation Allocation Allocation

Less than 10% 97.5% 2.5% 97.5% 2.5% 90% 10% 10% to less than 20% 97.5% 2.5% 90% 10% 85% 15% 20% to less than 35% 90% 10% 85% 15% 75% 25% 35% to less than 45% 85% 15% 75% 25% 60% 40% 45% or more 75% 25% 60% 40% 60% 40%

Assuming no stop loss event has occurred, volatility and equity component weights make up 100% of the notional index value

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Index Calculation—step IV ETN+

Step IV: Stop loss feature

On each business day, the performance of the S&P 500® Dynamic VEQTORTM Index Excess Return over the previous 5 business days is evaluated If the 5-day performance is less than or equal to a fall of 2.0%, the Index will allocate 100% of its notional value to cash position

– Weights of both equity and volatility components are zero

Once the 5-day performance is greater than -2.0%, the index will allocate back to equity and volatility components in accordance with the previous steps described

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Roll Yield / Cost ETN+

Roll yield is an important component of the S&P 500 VIX Short-Term FuturesTM Index returns and will depend on the shape of the futures curve, i.e., backwardated (downward sloping) or contango (upward sloping)

Backwardation Contango

Price Price

Time to expiry Time to expiry

* For illustrative purposes only

Assuming the price and shape of the futures curve remain constant and a long position in a futures contract is rolled:

In backwardation, a more expensive contract will be sold and a cheaper contract purchased, creating a “roll yield,” which can positively impact a long position in a futures contract In contango, a cheaper contract will be sold and a more expensive contract purchased, creating a “roll cost,” which can negatively impact a long position in a futures contract

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Monthly Index Returns Table

ETN+

S&P 500® Dynamic VEQTOR™ Total Return Index

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2009											2.72%	-0.20%	2.51%
2010	-2.05%	-0.78%	4.93%	1.95%	-2.20%	-4.50%	0.32%	-3.87%	4.97%	0.79%	-0.41%	3.02%	1.65%
2011	1.95%	2.57%	-0.14%	1.99%	-2.02%	-1.65%	-0.89%	10.51%	2.55%	3.91%	-0.46%	-1.56%	17.41%
2012	2.88%	4.06%	-0.39%	-1.90%	-2.20%	1.74%	-1.33%	0.09%	1.62%	-0.52%	-1.07%	0.71%	3.54%
2013	1.98%	1.13%	1.89%	1.18%	1.99%	0.42%	2.31%	-2.61%	0.26%	1.37%	2.67%	0.97%	14.31%
2014	-3.21%	3.68%	0.85%	-1.85%	1.69%	1.62%	0.18%	1.50%	-0.32%	2.96%	1.96%	-3.16%	5.77%
2015	-1.55%	2.80%	-3.85%										-2.69%

S&P 500® Total Return Index

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2009											6.00%	1.93%	8.05%
2010	-3.60%	3.10%	6.03%	1.58%	-7.99%	-5.23%	7.01%	-4.51%	8.92%	3.80%	0.01%	6.68%	15.06%
2011	2.37%	3.43%	0.04%	2.96%	-1.13%	-1.67%	-2.03%	-5.43%	-7.03%	10.93%	-0.22%	1.02%	2.11%
2012	4.48%	4.32%	3.29%	-0.63%	-6.01%	4.12%	1.39%	2.25%	2.58%	-1.85%	0.58%	0.91%	16.00%
2013	5.18%	1.36%	3.75%	1.93%	2.34%	-1.34%	5.09%	-2.90%	3.14%	4.60%	3.05%	2.53%	32.39%
2014	-3.46%	4.57%	0.84%	0.74%	2.35%	2.07%	-1.38%	4.00%	-1.40%	2.44%	2.69%	-0.25%	13.69%
2015	-3.00%	5.75%	-1.58%										0.95%

Source: Bloomberg, 11/18/2009 – 03/31/2015.

Index returns are for illustrative purposes only. Index performance returns do not reflect any investor fees, transactions costs and expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.

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Selected Risk Considerations ETN+

An investment in the ETNs involves significant risks and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the Index caused by any daily increase or decrease in the level of the Index. Additionally, if the level of the Index is insufficient to offset the negative effect of the investor fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of the Index has increased. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Past Performance Is Not Indicative of Future Results: It is impossible to predict whether any Index underlying your ETNs will rise or fall. The actual performance of the Index underlying your ETNs or any index component over the term of the respective series of the ETNs, as well as the amount payable at maturity or upon redemption, may bear little relation to the historical levels of comparable indices, which in most cases have been highly volatile.

Dynamic Allocation Risk: The value of the Index will depend upon the success of the Index in dynamically allocating between the equity and volatility components. The allocation of the Index to the equity and volatility components is based on realized volatility and implied volatility measurements that may not effectively predict trends in future volatility, and is made in accordance with pre-defined weightings that may not be optimal.

The Stop Loss Feature of the Index Does Not Ensure That Losses Are Limited to 2%: The stop loss feature is designed to mitigate against losses in the Index by moving the Index into a 100% cash position if the S&P 500® Dynamic VEQTOR Excess Return Index has lost 2% or more of its value over any five consecutive index business day period. Because the value of the Index may, for instance, decline more than 2% over a five consecutive business day period prior to the occurrence of the stop loss event, decline more than 2% over longer than five consecutive business days, or decline over multiple stop loss events, the stop loss feature of the Index does not ensure that losses are limited to 2%.

The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs linked to the performance of the Index is subject to risks associated with fluctuations, particularly a decline, in the performance of the Index. Because the performance of the Index is linked to the S&P 500® Total Return Index and the S&P 500 VIX Short-Term FuturesTM Index TR (which seeks to model the return from a daily rolling long position in the first and second month CBOE Volatility Index® (the “VIX Index”) futures contracts) the performance of the Index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index, which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the Index. Additional factors that may contribute to fluctuations in the level of the Index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the Index, and prevailing market prices of options on the Index or any other financial instruments related to the Index; supply and demand for the ETNs, including inventory positions with Barclays Capital Inc. or any market maker; the time remaining to the maturity of the ETNs; interest rates; or economic, financial, political, regulatory, geographical or judicial events that affect the level of the underlying Index or other financial instruments related to the Index. These factors interrelate in complex ways, and the effect of one factor on the market value of your ETNs may offset or enhance the effect of another factor.

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Selected Risk Considerations (cont’d) ETN+

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of theETNs onNYS E Arca or any other exchange. Therefore, the liquidity of the ETNs may be limited. No Interest Payments from the ETNs: You will not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on an optional redemption date. You may only redeem your ETNs on an optional redemption date if we receive a notice of redemption from you by certain dates and times as set for in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. or any agent or dealer participating in this offering to send you the prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may also be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

The ETNs may be sold during regular trading hours on the applicable exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of the ETNs. Sales in the secondary market may result in significant losses.

The VEQTOR Indices are products of S&P Dow Jones Indices LLC (“SPDJI”). S&P®, S&P 500®, and VEQTOR are trademarks of Standard & Poor’s Financial Services LLC (“SPFS”). VIX® is a registered trademark of Chicago Board Options Exchange, Incorporated (“CBOE”). These trademarks have been licensed to S&P Dow Jones Indices LLC (“SPDJI”) and its affiliates, and sublicensed to Barclays Bank PLC for certain purposes. The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, CBOE, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the VEQTOR Indices to track general market performance. ©2015 Barclays Bank PLC . All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

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